SECURITIES AND EXCHANGE C
DIVISION OF CORPORATE FINA
OFFICE OF INTERNATIONAL CC.
JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549


06017971

Madrid, July 2006

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges) and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders. The included information exclusively includes the submitted information about the tender offer bid presented to TELEPIZZA S.A.

EXHIBIT 1.- The Stock Exchange Commission informs that the public take over bid formulated by Foodco Pastries Spain, S.L.U. and Medimosal, S.L.U. was accepted for 168,661,928 shares, representing 63.64% of the shares. Consequently the result of the take over was positive. Dated on 09/19/2006.

EXHIBIT 2.- Foodco Pastries Spain, S.L. informs the holders of convertible bonds in TELE PIZZA who have accepted the Bid that the amount of the accrued interest corresponding to the aforementioned bonds from the last date of interest payment (21st of April 2006) to date rises to 0.21 euros .Dated on 09/19/2006.

dlw 10/31

EXHIBIT 3.- The General Directorate for Markets and Investors has decided to suspend as a precaution, with immediate effect, under the protection of Article 33 of the Law 24/1988, of the 28th of July, of the Securities Market, the negotiation on the Electronic Market for shares or other securities that give the right to their subscription or acquisition, for the company TELE PIZZA, S.A., whilst some relevant information about the aforementioned company is circulated". Dated on 09/21/2006.

EXHIBIT 4.- The Company informs that the Board of Directors has today agree on calling an Extraordinary Annual General Meeting of Shareholders for the 24 of October in its first calling and on the following day in its second calling. Dated on 09/21/2006.

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours



Igor Albiol
Controller Director

RESULT OF THE TAKE OVER BID FORMULATED BY FOODCO PASTRIES SPAIN, S.L.U. AND MEDIMOSAL, S.L.U. FOR TELE PIZZA, S.A.

In compliance with that set forth in the second paragraph of article 27 of the Royal Decree1197/1991, of the 26th of July, the Stock Exchange Commission informs that the public take over bid formulated by Foodco Pastries Spain, S.L.U. and Medimosal, S.L.U. for 265,035,922 shares and 125,296 bonds that are convertible into ordinary shares in the organisation Tele Pizza, S.A. was accepted for 168,661,928 shares, representing 63.64% of the shares at which the bid was aimed and 63.64% of the affected company's share capital (86.20% including the shares that will be transmitted by Carbal, S.A. under the terms set forth in the bid's explanatory booklet). Likewise, 35,858 convertible bonds accepted the bid, representing 28.62% of the convertible bonds in circulation at which the bid was aimed.

Consequently, the result of the public take over bid was positive, as the number of shares comprehended in the acceptance statements exceeds the minimum limit fixed by the bidder (129,867,602 shares, representing 49% of the affected company's share capital) for it to be valid.

Madrid, on the 19th of September 2006.

COMMUNICATION OF RELEVANT FACT

FOODCO PASTRIES SPAIN, S.L. and its subsidiary company, of which it holds 100% of the shares, MEDIMOSAL, S.L. (the "**Bidding Companies**"), in compliance with that set forth in article 82 of the Securities Market Law, by way of this document they here so communicate to the Stock Exchange Commission ("**SEC**") the following

RELEVANT FACT

Amount of the accrued interest and final consideration to be paid for the convertible bonds

Once the result of the public take over bid formulated by the Bidding Companies for all the shares and convertible bonds in TELE PIZZA, S.A. (respectively the "**Bid**" and "**TELE PIZZA**") was circulated by the Stock Exchange Commission and consequently the date of the stock exchange operation contracting the sale of the shares and convertible bonds comprehended in the Bid's acceptance statements is known, the Bidding Companies, in accordance with that set forth under heading II.2.2. of the Bid's explanatory booklet, inform the holders of convertible bonds in TELE PIZZA who have accepted the Bid that the amount of the accrued interest corresponding to the aforementioned bonds from the last date of interest payment (21st of April 2006) to date rises to 0.21 euros, therefore in application of the formula set forth under the abovementioned heading, the consideration to be paid by the Bidding Companies to the holders of convertible bonds that have accepted the Bid rises to 33.01 euros per convertible bond.

Proportion of acquisition of shares and convertible bonds by the Bidding Companies

Likewise, in use of the authority set forth under heading II.4 of the Bid's explanatory booklet, the Bidding Companies' decision for all the shares and convertible bonds in TELE PIZZA comprehended in the Bid's acceptance statements to be acquired by FOODCO PASTRIES SPAIN, S.L. is communicated.

With regard to the shares in TELE PIZZA which the transmission to the Bidding Companies at the same time as the settlement of the Bid is to be undertaken by CARBAL, S.A. (indirect associate holder of 50% of the share capital in the Bidding Companies) and its subsidiary companies, it is recorded that FOODCO PASTRIES SPAIN, S.L. will acquire all the shares in TELE PIZZA, S.A. belonging to Bitonce, S.L. and Betónica 91, S.L., subsidiary companies of CARBAL, S.A., a total of 19,370,932 shares, which along with the shares and convertible bonds comprehended in the Bid's acceptance statements will determine the acquisition by FOODCO PASTRIES SPAIN, S.L. of a total of 188,032,860 shares and 35,858 convertible bonds in TELE PIZZA.

In turn, MEDIMOSAL, S.L. will acquire all the shares belonging to Carbal, S.A. (including the shares owned by Caja de Ahorros y Monte de Piedad de Madrid and which are the object of a purchase option referred to under heading I.5.2 of the Bid's explanatory booklet) and its subsidiary companies Beta Garantía Empresarial, S.L., Delta Gestión de Cartera Mobiliaria, S.L. and Omega Gestión de Valores, S.L. and which rise to a total of 40,420,174 shares in TELE PIZZA.

Consequently, on the Bid's settlement date, the Bidding Companies will become holders of a total of 228,453,034 shares in TELE PIZZA, representing 86.20% of its share capital and of 35,858 convertible bonds in TELE PIZZA.

This is communicated for the appropriate purposes in Madrid, on the 19th of September 2006.

FOODCO PASTRIES SPAIN, S.L.
By proxy

Mr. Enrique Carretero Gil de Biedma   Mr. Alejandro Ortiz Vaamonde

MEDIMOSAL, S.L.
By proxy

Mr. Enrique Carretero Gil de Biedma   Mr. Alejandro Ortiz Vaamonde

The General Directorate for Markets and Investors raises the following motivated proposal for suspension and raising of the negotiation to the Chairman of the Stock Exchange Commission, who in virtue of the delegation of authority granted by the Board of the National Commission agrees on the 29th of June 2006:

> "To suspend as a precaution, with immediate effect, under the protection of Article 33 of the Law 24/1988, of the 28th of July, of the Securities Market, the negotiation on the Electronic Market for shares or other securities that give the right to their subscription or acquisition, for the company TELE PIZZA, S.A., whilst some relevant information about the aforementioned company is circulated".

Madrid, 21st of September 2006

The General Manager — The Chairman

Angel Benito Benito — Manuel Conthe Gutiérrez

TO BE INCLUDED UNDER THE HEADING OF RELEVANT FACTS

Madrid, 20th of September 2006

Dear Sirs,

In accordance with that set forth in article 82 of the Law 24/1988, of the 28th of July, of the Stock Exchange, this document is used to communicate the following relevant fact in relation to the agreements adopted by the Meeting of the Board of Directors held today for its incorporation on the public registers of this Stock Exchange Commission.

There has been a restructuring of the Board of Directors of Tele Pizza, S.A. as a consequence of the positive result of the Public Take-Over Bid for shares and convertible bonds in the company formulated by the companies Foodco Pastries Spain, S.L.U. and Medimosal, S.L.U.

The Directors Fernando Zapater Marqués, Aldo Olcese Santonja, Guillermo de la Dehesa Romero, Alfonso Martínez de Irujo Fitz-James Stuart, Raniero Vanni D'Archirafi, Joaquin Cayuela Vergés, Ignacio Cuesta Martín-Gil and Javier Gaspar Pardo de Andrade have all presented their resignations, which have been accepted, thanking them for their services in their positions as Directors.

Likewise, the following Directors have been appointed by co-optation:

- Fernando Ballvé Lantero was appointed as Director by co-optation to cover the vacancy corresponding to the resignation of Aldo Olcese Santonja.
- Carlos Mallo Álvarez was appointed as Director by co-optation to cover the vacancy corresponding to the resignation of Fernando Zapater Marqués.
- José Múgica Murga was appointed as Director by co-optation to cover the vacancy corresponding to the resignation of Raniero Vanni D'Archirafi.
- Francesco de Mojana di Cologna was appointed Director by co-optation to cover the vacancy corresponding to the resignation of Ignacio Cuesta Martín-Gil.

Carlos Mallo, José Múgica and Francesco de Mojana were appointed at the proposal of Permira funds and Fernando Ballvé at the proposal of Carbal. S.A.

Pedro Ballvé Lantero was ratified as Chairman of the Board of Directors and José Carlos Olcese Santonja as Vice-Chairman, the latter having been appointed as CEO. The position of Secretary will continue to be held by Javier Gaspar Pardo de Andrade, as Non-Director Secretary and Fernando Zapater Marqués was appointed as General Manager of the Telepizza Group.

As a result of the restructuring of the Board of Directors, the composition of the committees was also modified, the following Directors being appointed as their members:

- Executive Committee:
  - Pedro Ballvé Lantero- Chairman
  - José Carlos Olcese Santonja
  - Francesco de Mojana di Colgna
  - Carlos Mallo Álvarez

- Audit and Compliance Committee:
  - Carlos Mallo Álvarez –Chairman
  - José Carlos Olcese Santonja
  - José Múgica Murga
  - Fernando Ballvé Lantero

- Appointments and Payments Committee:
  - Carlos Mallo Álvarez-Chairman
  - José Carlos Olcese Santonja
  - Francesco de Mojana di Colgna
  - Fernando Ballvé Lantero

- Strategy and Investments Committee:
  - Fernando Ballvé Lantero-Chairman
  - José Carlos Olcese Santonja
  - Carlos Mallo Álvarez
  - José Múgica Murga.

Javier Gaspar will hold the position of Non-Director Secretary for the four abovementioned Committees, without being a member of them.

Finally, we inform you that the Board of Directors has today agreed on calling an Extraordinary Annual General Meeting of Shareholders for the 24th of October in its first calling and on the following day in its second calling. The text of the calling is attached to this document, the publication of which will take place on the 22nd of September in the BORME (Official Gazette of the Spanish Mercantile Register) and in the newspapers 'Expansión' and 'El Pais', in fulfilment of the legal requirements.

We attach a press release that will be distributed today in relation to the agreements adopted.

We remain at your entire disposal for any queries you might have,

Yours faithfully,

Signed: Javier Gaspar Pardo de Andrade
Secretary to the Board of Directors of TELE PIZZA, S.A.

TELE PIZZA, S.A.

EXTRAORDINARY ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Board of Directors of TELE PIZZA, S.A. has agreed to convene an Extraordinary Annual General Meeting of Shareholders that will take place at the company's head offices, C/ Isla Graciosa, No.7, Parque Empresarial La marina, San Sebastian de los Reyes (28700-Madrid) in its first calling on the 24th of October 2006, at 10 am or if the necessary quorum were not to be reached, on the 25th of October 2006, at the same place and at the same time, to debate and adopt agreements about the following:

AGENDA

First. - Approval of the exclusion from trading on the Stock Exchanges of the shares in Tele Pizza, S.A. Delegation of powers.

Second. – Ratification of Directors appointed by co-optation. Re-election of Directors. Fixing of the number of Directors.

Third. – Authorisation for the derivative acquisition of own shares and convertible bonds in accordance with that set forth in Article 75 and similar of the Corporations Law, leaving the third agreement adopted by the Ordinary Annual General Meeting of Shareholders held on the 7th of June 2006 without any effect for the period that had not yet passed.

Fourth. – Partial modification of the Long Term Incentives Programme approved by the Board Meeting held on the 28th of June 2004.

Fifth. – Modification of the following articles in the Articles of Association:

5.1. – Articles 15, 22, 23 and 26, relative to the strengthening of the attendance and voting quorum with respect to certain subjects and to the limitations for access to the position of administrator and of chairman of the Board of Directors.

5.2. – Article 13.1, relative to the modification of the time period between the convening and the holding of the Board Meeting.

Sixth. – Repeal of the Board's Regulation approved by agreement on the 28th of June 2004 and subsequent modification of the following Articles of Association: 10, 16 and 21, determining this agreement for the effective exclusion from trading of the shares in Tele Pizza, S.A. from the Stock Exchanges proposed in the first point on the agenda of this convening and with effect from the moment it comes into force.

Seventh. – Application of the tax regime foreseen for groups of companies and communication of this to the tax administration.

Eighth. – Delegation of powers in favour of the Board of Directors for the interpretation, application, performance, formalisation, development and if such is the case, rectification of the previously mentioned agreements.

RIGHT OF INFORMATION AND EXTENSION OF THE AGENDA

From the moment of this convening and in compliance with that set forth in articles 212, 144 and similar ones in the Corporations Law, the shareholders have the right to inspect and the right to request a free copy of the following documents either at the registered offices, located at c/ Isla Graciosa, No. 7, Parque Empresarial La Marina, San Sebastian de los Reyes, 28700-Madrid, or on the company's web site, www.telepizza.es:

1. The complete text of the agreement proposals corresponding to all the points on the Agenda.

2. The Report by the Administrators about the fifth and sixth points on the Agenda.

In accordance with that set forth in Article 112.1 of the Corporations Law and in Article 12 of the Board's Regulation, until the seventh day prior to the foreseen for the holding of the Board Meeting, the shareholders may request information or explanations about the matters included on the Agenda for the Board Meeting, as well as requesting information or explanations or formulating questions in writing about the information with public access that had been provided by the company to the Stock Market Commission since the 7th of June 2006 (date when the last Annual General Meeting of Shareholders in the company was held) in the terms and in the manner set forth in the aforementioned articles.

In accordance with that set forth in Article 97.3 of the Corporations Law, the shareholders who represent at least five percent of the share capital may request an additional part to the calling to be published including one or more points on the agenda using a reliable notification method that must be received at the registered offices of the company within the five days following the publication of this call to a meeting.

CONSTITUTION REQUIREMENTS

The Board will be validly formed to deal with the first, second, third, fourth, sixth, seventh, eighth and ninth points on the Agenda if shareholders of at least 25 percent of the share capital with a right to vote were to be present or represented at the first calling, or whatever the share capital attending the second calling were to be.

The valid forming of the Board to deal with the fifth point on the agenda will require the attendance, either present or represented, of shareholders of at least 51% of the share capital with a right to vote, in the first calling and 45% in the second calling.

RIGHT OF ATTENDANCE AND REPRESENTATIONS

The shareholders who, with a minimum of five days notice prior to the holding of the Board Meeting in its first calling are inscribed on the detailed registers of any of the bodies participating in La Sociedad de Gestion de los Sistemas de Registro, Compensacion y Liquidacion de Valores, S.A. may exercise their right to attend the Meeting or to delegate their vote. Consequently, the shareholders must attend the General Meeting with the corresponding attendance card issued by the body where the aforementioned register is made, or by accrediting their condition as such by any other means laid down in the Articles of Association and the legislation in force.

The shareholders who do not attend the General meeting may be represented at the meeting by another person, although this person is not a shareholder, fulfilling the requirements and formalities set down by the Law, by the Articles of Association and by the Board's Regulations. The documents where the representations or delegations for the Board Meeting are shown will contain or will have attached the Agenda, as well as the instructions for the exercising of the right to vote and the indication as to how the representative will vote, with the understanding that if no exact instructions are given, the representative will vote in favour of the proposals formulated by the Board of Directors.

If the specific person to whom the shareholder had entrusted his representation were not indicated in the document containing the delegation, it will be understood to have been granted in favour of the General Manager of Spain, Manuel Capelo Garcia or in his absence, or non-attendance, in favour of the Assistant General Manager of Planning and Control, Igor Albiol Gutierrez, in the capacity that they both hold of shareholders with a right to attend and if the delegation were to have been made in favour of the Chairman of the Board of Directors or of any other Director and the representative were to be incurred in any situation of conflict of interests, it will then be understood to be granted in favour of the General Manager of Spain or if such is the case, in favour of the Assistant General Manager of Planning and Control, identified above.

FORESEEABLE DATE FOR THE HOLDING OF THE BOARD MEETING

The Shareholders are informed that the General Meeting will foreseeably be held in its first calling on the 24th of October 2006, at 10 am, at the place indicated in the heading of this document.

NOTARIAL PRESENCE

In application of articles 114 of the Corporations Law and 101 and following articles of the Regulation of the Mercantile Register, the Board of Directors has agreed that the presence of the notary from the Illustrious College of Madrid, Emiliano Álvarez Buitrago is necessary to take the minutes of the Meeting. In the case of the latter not being able to attend, another notary from the same College, proposed by him will attend as his replacement.

PERSONAL DATA PROTECTION

In accordance with that set forth in the General Law 15/1999 on Personal Data Protection, the Shareholders are informed that their personal data is supplied to Tele Pizza, S.A. by the Banking Bodies and Security Brokers thorough la Sociedad de Gestion de los Sistemas de Registro, Compensacion y Liquidacion de Valores, S.A. and this information is processed in an automatic way by Tele Pizza, S.A. in order to carry out a suitable development, compliance and control of the existing list of shareholders. Likewise, the Shareholders are informed of their right of access, rectification, opposition and once the relationship with the Company has concluded the cancellation of their personal information that may be exercised by way of a written request addressed to the Legal Department of Tele Pizza, S.A., Avda. Isla Graciosa, 7, 28700 San Sebastian de los Reyes (Madrid).

The telephone number 91.657.58.90 has been activated in order to aid or clarify any queries related to this General Meeting, as well as the information supplied on the company's web site, www.telepizza.es

In Madrid, on the 20th of September 2006

The Secretary to the Board of Directors.

Javier Gaspar Pardo de Andrade.

The Board of Directors of the company adapts to the new shareholder reality

TELEPIZZA CONVENES AN EXTRAORDINARY GENERAL MEETING TO REQUEST THE EXCLUSION FROM TRADING ON THE STOCK EXCHANGE.

The Board of Directors of Telepizza has agreed to call an Extraordinary Annual General Meeting of Shareholders that will be held, probably in its first calling, on the 24th of October to request the exclusion from trading of the shares in the company on the Stock Markets.

It is worth remembering that the Public Take-Over Bid presented by the companies Carbal and Permira has finally resulted in the control of 86.2 percent of the company's share capital by these companies.

This result determines a new shareholder reality that has led to a change in the Board of Directors, Pedro Ballvé remaining in his position as Chairman and José Carlos Olcese as Vice-Chairman – CEO. Likewise, Fernando Ballvé and three representatives from the Permira Group, Carlos Mallo, José Múgica and Francesco de Mojana have joined the Board as new Directors.

Fernando Zapater has also been appointed by the Board of Directors as General Manager of the Telepizza Group.

Madrid, 20th of September 2006.

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
OFFICE OF INTERNATIONAL CORPORATE FINANCE
JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549

Madrid, July 2006

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges) and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders. The included information exclusively includes the submitted information about the tender offer bid presented to TELEPIZZA S.A.

EXHIBIT 1.- The Company informs of the agreements adopted by the Company's Board of Directors and in particular, of the calling of the Extraordinary Annual General Meeting of Shareholders to be held on the 24th of October 2006, with the aim of proposing, amongst other agreements, the exclusion from trading on the Stock Exchange of the shares in Tele Pizza, S.A. Dated on 09/21/2006.

EXHIBIT 2.- The General Directorate for Markets and Investors has decided to raise as of 10.30 am of today's date, the precautionary suspension agreed on today of the negotiation on the Electronic Market for shares or other securities that give the right to their subscription or acquisition, for the body TELE PIZZA, S.A., as a result of sufficient information about the circumstances that advised the adoption of the suspension agreement having been placed at the public's disposal in the offices of the Governing Bodies of the Stock Exchanges and at the Stock Exchange Commission. Dated on 09/21/2006.

EXHIBIT 3.- The Company informs that the Trustee for the Bondholders' Syndicate for the First Issue of Bonds that are Convertible and/or Exchangeable into Shares in Tele Pizza, S.A. 2004, has agreed to convene a General Assembly of Bondholders. In order to deliberate and decide about the agreement relative to the approval of the exclusion from trading on the Stock Exchanges of the Bonds corresponding to the 1st Issue of Bonds that are Convertible and/or Exchangeable into Shares in Tele Pizza, S.A. 2004. Dated on 10/03/2006.

EXHIBIT 4.- The General Directorate for Markets and Investors has decided To suspend as a precaution, with immediate effect, under the protection of Article 33 of the Law 24/1988, of the 28th of July, of the Securities Market, the negotiation on the Stock Markets of Barcelona, Bilabo, Madrid and Valencia and on the Electronic Market for shares of the 1st Issue of Bonds that are Convertible and/or Exchangeable for shares in TELE PIZZA, S.A. 2004, whilst some information about the request to hold a General Meeting of Bond Holders for the inspection and approval, if such is the case of the agreement relative to the exclusion from trading is circulated. Dated on 10/03/2006.

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours



Igor Albiol
Controller Director

TO BE INCLUDED UNDER THE HEADING OF RELEVANT FACTS

Madrid, 21st of September 2006

Dear Sirs,

We refer to the relevant fact that was communicated yesterday, indicating the agreements adopted by the Company's Board of Directors and in particular, of the calling of the Extraordinary Annual General Meeting of Shareholders to be held on the 24th of October 2006, with the aim of proposing, amongst other agreements, the exclusion from trading on the Stock Exchange of the shares in Tele Pizza, S.A. On this point and using this document, the following additional information is made public:

The bidding companies included in the Public Take-Over Bid for shares and convertible bonds in Tele Pizza, S.A., Foodco Pastries Spain, S.L.U. and Medimosal, S.L.U. have informed Tele Pizza. S.A. of their intention to formulate and promote a public take-over bid, in relation to the agreement for the exclusion from trading on the Stock Exchange which is being brought before the Annual General Meeting of Shareholders for approval at their meeting on the 24th of October and as a step to protect the legitimate interest of the holders of shares and convertible bonds affected by the exclusion, in accordance with that foreseen in article 7 of the Royal Decree 1197/1991, of the 26th of July, about the regime for Public Take-Over Bids for Securities (hereinafter, the "Take-Over Bid Exclusion"). The Take Over Bid Exclusion, which would be subject in all cases to the mandatory authorisation of the Stock Exchange Commission, would be aimed at all the shareholders and holders of convertible bonds in Tele Pizza, S.A., at the same price paid in the preceding public take-over bid, that is to say, 3.21 euros per share and 32.80 euros plus the accrued interest since the last payment date of the interest until the date of contracting of the operation per convertible bond.

This is communicated for the purposes set forth in article 82 of the Law 24/1988, of the 28th of July, of the Stock Market.

We remain at your entire disposal for any queries you might have,

Yours faithfully,

Signed: Javier Gaspar Pardo de Andrade
Secretary to the Board of Directors of TELE PIZZA, S.A.

The General Directorate for Markets and Investors raises the following motivated proposal for the cancellation of the suspension of the negotiation to the Vice-chairman of the Stock Exchange Commission, who in virtue of the delegation of authority granted by the Board of the National Commission agrees on the 29th of June 2006 agrees:

> "To raise, as of 10.30 am of today's date, the precautionary suspension agreed on today of the negotiation on the Electronic Market for shares or other securities that give the right to their subscription or acquisition, for the body TELE PIZZA, S.A., as a result of sufficient information about the circumstances that advised the adoption of the suspension agreement having been placed at the public's disposal in the offices of the Governing Bodies of the Stock Exchanges and at the Stock Exchange Commission."

Madrid, 21st of September 2006

The General Manager　　　　The Vice-chairman

Angel Benito Benito　　　　Manuel Conthe Gutièrrez

GENERAL ASSEMBLY OF BONDHOLDERS for the 1st issue of BONDS that are Convertible and/or exchangeable into shares in TELE PIZZA, S.A. 2004

At the request of the bondholders representing more than the twentieth part of the nominal unpaid up amount of the Issue, the Trustee for the Bondholders' Syndicate for the First Issue of Bonds that are Convertible and/or Exchangeable into Shares in Tele Pizza, S.A. 2004, in compliance with articles 8 and 9 of the Regulation of the aforementioned Syndicate and in that set forth in articles 298 and 299 of the Corporations Law, has agreed to convene a General Assembly of Bondholders to be held in its first calling on the 6th of November 2006, at 10 am, in San Sebastian de los Reyes (Madrid), at C/. Isla Graciosa, No. 7, or if the necessary quorum were not to be reached, in a second calling on the 11th of December 2006, at the same time and in the same place in order to deliberate and decide about the following:

AGENDA

First. – Inspection and approval, if such is the case, of the agreement relative to the approval of the exclusion from trading on the Stock Exchanges of the Bonds corresponding to the 1st Issue of Bonds that are Convertible and/or Exchangeable into Shares in Tele Pizza, S.A. 2004. Delegation of authorities.

Second. – Any other business.

Third. – Reading and approval, if such is the case, of the minutes of the Assembly.

RIGHT OF INFORMATION

From the moment of the publication of this call to meeting, the Bondholders may inspect the text of the agreement proposal to be adopted in relation to the First point on the Agenda and request the free dispatch of the aforementioned document either at the registered offices of Tele Pizza, S.A. located in San Sebastian de los Reyes (Madrid), at C/. Isla Graciosa No. 7, as well as on the company's web site.

RIGHT OF ATTENDANCE

All the Bondholders, holders of bonds from the First Issue of Bonds that are Convertible and/or Exchangeable into Shares in Tele Pizza, S.A. 2004, who with a minimum of five days notice prior to the holding of the Assembly are inscribed on the accounting books of notes on account of la Sociedad de Gestion de los Sistemas de Registro, Compensacion y Liquidacion de Valores (IBERCLEAR) or of any of the other organisations attached to it, may attend the General Assembly or delegate their vote. This will be accredited by way of the handing in of the attendance cards at the Assembly that the depository organisations issue for the deeds or adherents to the aforementioned Company, on which the number of bonds owned will be indicated.

The Bondholders who do not attend the Assembly may be represented at the meeting by another person who attends as a Bondholder, fulfilling the requirements and formalities set down by the Law and by the Regulation of the Bondholders' Syndicate.

PERSONAL DATA PROTECTION

In accordance with that set forth in the General Law 15/1999 on Personal Data Protection, the Bondholders are informed that their personal data is supplied to Tele Pizza, S.A. by the Banking Bodies and Security Brokers through la Sociedad de Gestion de los Sistemas de Registro, Compensacion y Liquidacion de Valores, S.A. and this information is processed in an automatic way by Tele Pizza, S.A. in order to carry out a suitable development, compliance and control of the existing list of Bondholders. Likewise, the Bondholders are informed of their right of access, rectification, opposition and cancellation once the relationship with the Company has concluded of their personal information that may be exercised by way of a written request addressed to the Legal Department of Tele Pizza, S.A., Avda. Isla Graciosa, 7, 28700 San Sebastian de los Reyes (Madrid).

In Madrid, on the 2nd of October 2006.

Joaquín Vázquez Terry
(The Trustee for the Bondholders' Syndicate for the First Issue of Bonds that are Convertible and/or Exchangeable into Shares in Tele Pizza, S.A. 2004)

AGREEMENT PROPOSAL IN RELATION TO THE FIRST POINT ON THE AGENDA OF THE ASSEMBLY FOR BONDHOLDERS OF THE FIRST ISSUE OF BONDS THAT ARE CONVERTIBLE AND/OR EXCHANGEABLE INTO SHARES IN TELE PIZZA, S.A. 2004

The mercantile company Foodco Pastries Spain, S.L.U. in its capacity as Bondholder representing more than twenty percent of the unpaid up nominal amount of the First Issue of Bonds that are Convertible and/or Exchangeable into Shares in Tele Pizza, S.A. 2004, and under the protection of that foreseen in article 298 of the Corporations Law and article 8 of the Regulation of the Bondholders' Syndicate, has requested the convening of the Assembly for Bondholders of the aforementioned issue, this having been convened for the 6th of November 2006 in its first calling and on the 11th of December of the same year in its second calling, in both cases at 10 am. The agreement proposal submitted for consideration and approval of the Assembly in relation with the First Point on the Agenda, at the request of the aforementioned bondholder is the following:

***First.** – Inspection and approval, if such is the case, of the agreement as to the approval of the exclusion from trading on the Stock Exchanges of the Bonds corresponding to the 1st Issue of Bonds that are Convertible and/or Exchangeable into Shares in Tele Pizza, S.A., 2004. Delegation of Authorities.*

Background

The Board of Directors of Tele Pizza, S.A. convened an Extraordinary General Meeting on the 20th of September, to be held on the 24th or 25th of October in first or second calling respectively, with the first point on the Agenda being the request for exclusion of all the shares representing the Company's share capital from trading on the Stock Exchanges of Madrid, Bilbao, Barcelona and Valencia and consequently from contracting on the Electronic Market, with express submission to that set forth in article 34 and similar of the Law 24/1988, of the 28th of July, of the Stock Exchange and article 7 and similar of the Royal Decree 1197/1991, of the 26th of July, about the regime for Public Take-Over Bids.

In view of the positive result reached by the Public Take-Over Bid for Shares and Bonds in Tele Pizza, S.A., where the bidding companies Foodco Pastries Spain, S.L.U. and Medimosal, S.L.U. have acquired 86.20% of all the share capital and 28.62% of the convertible bonds that are in circulation in the Company, the Board assumed the wish declared in writing by the aforementioned companies, as a step to protect the legitimate interests of the holders of shares and convertible bonds affected by the exclusion, to formulate and promote a public take-over bid in accordance with that set forth in article 7 of the Royal Decree 1197/1991, of the 26th of July, about the regime of Public Take-Over Bids (hereinafter the 'Exclusion Take-Over Bid') aimed at all the shareholders and holders of convertible bonds in Tele Pizza, S.A. for the

acquisition of the aforementioned securities of which these were holders at the same price paid in the preceding public take-over bid, that is to say, 3.21 euros per share and 32.80 euros plus the accrued interest since the last interest payment date until the contracting date of the operation per convertible bond, whenever this public bid were finally demanded by the Stock Exchange Commission, in which case it would be presented immediately after the adoption of the agreement in question with the intention that the exclusion from trading were to become effective before the 31st of December 2006.

In accordance with the abovementioned, the organisation Foodco Pastries Spain, S.L. in its capacity as bidding company of the referred to Take-Over Bids and in its capacity as Bondholder, has requested the Bondholders' Trustee to convene an Assembly for Bondholders to also submit for approval the same exclusion from trading on the Stock Exchanges of the bonds corresponding to the First Issue of Bonds that are Convertible and/or Exchangeable in Tele Pizza, S.A. 2004.

Foodco Pastries Spain, S.L. considers that the adoption of this agreement is fully justified, due to the reduced number of bonds in circulation at present and their lack of dissemination and volume of hiring, having proposed in any event the appropriate measures to protect the interests of the security holders, who may opt for selling the bonds within the framework of the Public Exclusion Bid or to exercise their conversion right during the conversion period, which will take place during the month of February 2007. It is stated that in accordance with that shown in the Explanatory Booklet for the Public Take-Over Bid, the Bidding Companies have shown their intention to promote the exercising of the buy-back faculty during the referred to conversion period, in such a way that the non-converted bonds at the end of this period will be redeemed by way of repayment in case of the nominal value of the bonds.

In accordance with all the above, the text of the agreement that is proposed for approval by the Assembly for the Bondholders is the following:

1.1. The Assembly of Bondholders agrees to request the exclusion of all the Bonds corresponding to the 1st Issue of Bonds and shares representing the Company's share capital from trading on the Stock Exchanges of Madrid, Bilbao, Barcelona and Valencia and consequently also from the Electronic Market, expressly subjected to that set forth in article 34 and similar ones of the Law 24/1988, of the 28th of July, of the Stock Market and article 7 and similar ones of the Royal Decree 1197/1991, of the 26th of July, about the regime for Public Take-Over Bids.

1.2. The Assembly of Bondholders agrees to take into account the wish shown by the bidding companies in the public take-over bid for the shares and convertible bonds in Tele Pizza, S.A., Foodco Pastries Spain, S.L.U. and Medimosal, S.L.U. in writing to the Trustee for the Bondholders' Syndicate, as a step to protect the legitimate interests of the holders of the convertible bonds

affected by the exclusion, by formulating and promoting a public take-over bid in accordance with that foreseen in article 7 of the Royal Decree 1197/1991, of the 26th of July, about the regime for Public Take-Over Bids (hereinafter the "Exclusion Take-Over Bid") aimed at all the holders of Convertible Bonds in Tele Pizza, S.A. for the acquisition of the aforementioned securities for which they will be paid the same price as in the preceding public take-over bid, that is to say, 32.80 euros plus the accrued interest since the last payment date of this interest to the contracting date of the operation per Convertible Bond, whenever this public take-over bid were finally demanded by the Stock Exchange Commission, with the intension that the exclusion from trading were to become effective before the 31st of December 2006.

1.3 The Assembly of Bondholders agrees to grant the widest powers that might be required by Law to the Trustee of the Bondholders' Syndicate in order to:

(i) Perform as many legal acts or business as might be necessary or advisable for this agreement to be executed, granting as many public or private documents that might be deemed necessary or advisable for its fullest efficiency.

(ii) Rectify, clarify, interpret, specify or complete this agreement or those that are shown in as many deeds or documents granted in its execution and in particular, as many omissions, faults or mistakes in form or substance that might prevent the admission of this agreement and of its consequences by the Stock Market Commission or any other institutions or organisms or its inscription on the Mercantile Register.

(iii) Present and process all the files and documents necessary before the Stock Exchange Commission, the Governing Bodies of the corresponding Stock Exchanges, la Sociedad de Gestion de los Sistemas de Registro, Compensacion y Liquidacion de Valores (IBERCLEAR), the Participating Bodies or those in charge of the accounting register of the notes on account or other public or private organisms whenever necessary.

(iv) Once the Company's Bonds have been excluded from trading on the Stock Exchanges and when the Company's shares are represented by notes on account, to appoint, at its discretion, a new body in charge of drafting the Accounting Registers of this.

(v) Represent the Company before any organisms, public offices, registers, bodies, public or private, national or foreign, before which any action might be necessary relative to the exclusion from trading of the Company's Bonds and in particular, the ones mentioned in the previous point (i).

(vi) Perform as many acts, related or additional, as might be necessary or advisable for the smooth operation of the exclusion from trading of the Company's Bonds.

Madrid, on the 2nd of October 2006

Joaquín Vázquez Terry
(The Trustee for the Bondholders' Syndicate for the First Issue of Bonds that are Convertible and/or Exchangeable into Shares in Tele Pizza, S.A. 2004)

The General Directorate for Markets and Investors raises the following motivated proposal for suspension and raising of the negotiation to the Chairman of the Stock Exchange Commission, who in virtue of the delegation of authority granted by the Board of the National Commission agrees on the 29th of June 2006:

> "To suspend as a precaution, with immediate effect, under the protection of Article 33 of the Law 24/1988, of the 28th of July, of the Securities Market, the negotiation on the Stock Markets of Barcelona, Bilabo, Madrid and Valencia and on the Electronic Market for shares of the 1st Issue of Bonds that are Convertible and/or Exchangeable for shares in TELE PIZZA, S.A. 2004, whilst some information about the request to hold a General Meeting of Bond Holders for the inspection and approval, if such is the case of the agreement relative to the exclusion from trading is circulated.
>
> At 10.00 am on the 4th of October 2006 the raising of the suspension of the negotiation of the security will take place".

Madrid, 3rd of October 2006

The General Manager

The Chairman